Exhibit 99.1

April 2, 2003

Ontario Securities Commission
20 Queen Street West
Suite 800
Toronto, ON
M5H 3S8

Dear Sirs:

Re: NP 51 - Notice of Change in the Ending Date of a Financial Year for Tesma International Inc.

This notice is made in order to advise you of the application of National Policy Statement No. 51 to the circumstances of Tesma International Inc. ("Tesma" or the "Company"), as a result of the change in Tesma's financial year end from July 31 to December 31 which was effective December 31, 2002. In addition, commencing in the Company's new financial year ending December 31, 2003, Tesma will change its financial reporting currency to United States dollars.

These changes place the Company on a basis consistent with its parent company and controlling shareholder, Magna International Inc. These changes also will enable the Company's financial performance to be compared more readily with that of its peer group within the automotive parts supply industry.

The last day of the Company's old financial year was July 31, 2002. The last day of Tesma's transition year was December 31, 2002.

In its financial statements for the transition year ended December 31, 2002, Tesma will include its audited results for the five months ended on that date. Comparative annual financial statements for the financial years ended July 31, 2002, July 31, 2001 and July 31, 2000 will also be included in these financial statements.

The attached schedules set out the financial reporting for Tesma for the transition year ended December 31, 2002 and also for the new financial year ending December 31, 2003 as follows:

1. annual financial statements for the transition year ended December 31, 2002 together with comparatives; and

2. interim and annual financial statements for the new financial year ending December 31, 2003 together with comparatives.

If you have any questions regarding the enclosed information, please do not hesitate to call.

Yours truly,

Tesma International Inc.

Stefan T. Proniuk /signed/

Stefan T. Proniuk
Vice President, Secretary
and General Counsel

c.c.   British Columbia Securities Commission by Sedar
        Alberta Securities Commission by Sedar
        Commission des valeurs mobilieres du Quebec by Sedar
        Nova Scotia Securities Commission by Sedar
        Manitoba Securities Commission by Sedar
        Saskatchewan Securities Commission by Sedar
        The Toronto Stock Exchange by Sedar
        Securities Division, Department of Justice, Newfoundland, via Sedar
        Department of Provincial Affairs, Corporations Section, Prince Edward Island, via Sedar
        The Office of the Administrator of Securities, New Brunswick, via Sedar
        NASDAQ via Edgar
        SEC via Edgar

Schedule 1
Reporting Period - Transition Year
Income and Cash Flow Statements

Transition Year Ended December 31, 2002		Periods to be Presented
	Annual Report	- 5 months ended December 31, 2002
- 12 months ended July 31, 2002, 2001 and 2000

Schedule 2
Reporting Period - New Financial Year
Income and Cash Flow Statements

New Financial Year Ending December 31, 2003		Periods to be Presented
March 31, 2003	Quarterly Report	- 3 months ended March 31, 2003 - 3 months ended March 31, 2002
June 30, 2003	Quarterly Report	- 3 months ended June 30, 2003 - 3 months ended June 30, 2002
September 30, 2003	Quarterly Report	- 3 months ended September 30, 2003 - 3 months ended September 30, 2002
December 31, 2003	Quarterly Report	- 3 months ended December 31, 2003 - 3 months ended December 31, 2002
	Annual Report	- 12 months ended December 31, 2003 - 5 months ended December 31, 2002 - 12 months ended July 31, 2002 and 2001